UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated September 3, 2009.

Exhibit 99.1

Notice of Annual General Meeting 2009

Golar LNG Limited announces that its 2009 Annual General Meeting will be held on September 25, 2009. A copy of the Notice of Annual General Meeting and associated information including the Company's Annual Report on Form 20-F can be found on our website at http://www.golarlng.com and in the attachments below.

Annual Report 2008: http://hugin.info/133076/R/1339070/319675.pdf

Notice of Annual General Meeting 2009: http://hugin.info/133076/R/1339070/319676.pdf

Golar LNG
Limited Hamilton, Bermuda
September 2, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: September 3, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer